100 King Street West, Suite 5700, Toronto, Ontario, Canada, M5X 1C7 Tel: +1 (416) 915-4149 444 Cedar Street, Suite 2060, St. Paul, MN 55101 Tel: +1 (651) 389-4100 www.polymetmining.com

TSX: POM, NYSE MKT: PLM

NEWS RELEASE	2014-2

POLYMET AND GLENCORE AGREE TO EXTEND TERM OF US$32.2 MILLION CONVERTIBLE DEBENTURES

St. Paul, Minn., April 25, 2014 – PolyMet Mining Corp. (“PolyMet” or the “Company”) TSX: POM; NYSE MKT: PLM – today announced that it has renegotiated its debenture financing with Glencore AG, a wholly-owned subsidiary of Glencore Xstrata plc (together “Glencore”) to extend the maturity date of the outstanding securities issuable under the debenture financing. The agreed amendments (collectively, the “Financing Amendments”), which are subject to approval for the listing additional shares from the NYSE MKT and the Toronto Stock Exchange, are as follows:

  The maturity date of the Tranche A-D Debentures (collectively, the “Issued Debentures”) has been extended from the earlier to occur of: i) PolyMet giving Glencore ten days' notice that PolyMet has received permits necessary to start construction of the NorthMet project and availability of senior construction finance, in a form reasonably acceptable to Glencore (the “Early Maturity Event”), and ii) September 30, 2014, to the extended maturity date (the “Extended Maturity Date”) of the earlier to occur of i) the Early Maturity Event, and ii) September 30, 2015.

  Upon occurrence of the Extended Maturity Date, the initial principal and capitalized interest will be exchanged into common shares of PolyMet at US$1.2920 per share (the “Exchange Warrant”). The Issued Debentures were issued in four tranches between October 2008 and September 2009. The total initial principal of the Debentures is US$25 million with US$7.208 million of accrued interest as at April 24, 2014.

Glencore currently holds 78,724,821 common shares of PolyMet representing approximately 28.6% of PolyMet’s issued and outstanding common shares.

As a result of the extension of the Exchange Warrant, the number of common shares issuable to Glencore under the Exchange Warrant would increase by 1,300,556 to 26,829,014 at September 30, 2015 (assuming US$ LIBOR at 1.0%), and which, if exercised, would result in Glencore holding 105,553,826 common shares representing approximately 34.9% of the outstanding common shares of PolyMet (assuming no other shares committed under existing compensation agreements were issued by PolyMet.)

Including 6,458,001 shares issuable upon exercise of other warrants held by Glencore but excluding issuance of shares committed to others under existing share compensation agreements, Glencore would hold a total of 112,011,827 common shares representing approximately 36.3% of PolyMet’s partially diluted common shares (again assuming no other shares committed under existing compensation agreements were issued by PolyMet.)

Glencore's decision to enter into the Financing Amendments was made for investment purposes. Glencore will continue to review its investment alternatives from time to time and may determine to increase or decrease its equity ownership in PolyMet through the acquisition or sale of additional outstanding common shares or other securities of PolyMet through open market or privately negotiated transactions in accordance with applicable securities laws. Persons who wish to obtain a copy of the early warning report to be filed by Glencore in connection with this transaction may obtain a copy of such report from www.sedar.com or by contacting Glencore's representative listed below.

For enquiries about Glencore, including to request a copy of the related early warning report, please contact:

Glencore Xstrata plc
c/o Glencore AG
Baarermattstrasse 3
CH-6340 Baar
Switzerland

* * * * *

About PolyMet

PolyMet Mining Corp. (www.polymetmining.com) is a publicly-traded mine development company that owns 100 percent of Poly Met Mining, Inc., a Minnesota corporation that controls 100 percent of the NorthMet copper-nickel-precious metals ore body through a long-term lease and owns 100 percent of the Erie Plant, a large processing facility located approximately six miles from the ore body in the established mining district of the Mesabi Range in northeastern Minnesota. Poly Met Mining, Inc. has completed its Definitive Feasibility Study and is seeking environmental and operating permits to enable it to commence production. The NorthMet project is expected to require approximately two million hours of construction labor, creating approximately 360 long-term jobs, a level of activity that will have a significant multiplier effect in the local economy.

About Glencore Xstrata plc

Glencore Xstrata plc is one of the world’s largest global diversified natural resource companies. As a leading integrated producer and marketer of commodities with a well-balanced portfolio of diverse industrial assets, we are strongly positioned to capture value at every stage of the supply chain, from sourcing materials deep underground to delivering products to an international customer base.

Glencore Xstrata plc’s industrial and marketing activities are supported by a global network of more than 90 offices located in over 50 countries. Glencore Xstrata plc's diversified operations comprise over 150 mining and metallurgical sites, offshore oil production assets, farms and agricultural facilities. Glencore Xstrata plc employs approximately 190,000 people.

POLYMET MINING CORP.

Per:	"Jon Cherry"
Jon Cherry, CEO

For further information, please contact:

Media
Bruce Richardson
Corporate Communications
Tel: +1 (651) 389-4111
brichardson@polymetmining.com

Investor Relations
Jenny Knudson
Investor Relations
Tel: +1 (651) 389-4110
jknudson@polymetmining.com

This news release contains certain forward-looking statements concerning anticipated developments in PolyMet’s operations in the future. Forward-looking statements are frequently, but not always, identified by words such as “expects,” “anticipates,” “believes,” “intends,” “estimates,” “potential,” “possible,” “projects,” “plans,” and similar expressions, or statements that events, conditions or results “will,” “may,” “could,” or “should” occur or be achieved or their negatives or other comparable words. These forward-looking statements may include statements regarding the ability to receive regulatory approval for the Financing Amendments or other statements that are not a statement of fact. Forward-looking statements address future events and conditions and therefore involve inherent known and unknown risks and uncertainties. Actual results may differ materially from those in the forward-looking statements due to risks facing PolyMet or due to actual facts differing from the assumptions underlying its predictions.

PolyMet’s forward-looking statements are based on the beliefs, expectations and opinions of management on the date the statements are made, and PolyMet does not assume any obligation to update forward-looking statements if circumstances or management’s beliefs, expectations and opinions should change.

Specific reference is made to PolyMet’s most recent Annual Report on Form 20-F for the fiscal year ended January 31, 2013 and in our other filings with Canadian securities authorities and the U.S. Securities and Exchange Commission, including our Report on Form 6-K providing information with respect to our operations for the three months ended October 31, 2013 for a discussion of some of the risk factors and other considerations underlying forward-looking statements.

The TSX has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.